
7 Generation Games
Games that make you smarter. Made smarter.


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7 Generation Games

We make educational video games and the tools to develop them.


7G
7 Gen Blocks
Digital blocks that make it possible for any organization to make its own educational video games.
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Using **Customizable** Blocks of **Code**


7G



To Create **Proprietary** Educational **Games**

Making Educational Games **Better**

7 GEN BLOCKS

4X
Faster

75%
Less Cost

<1
Year Experience Required

The **7 Gen Blocks** Platform

Game Development Platform Optimized for Instruction & Assessment

U.S. Customized Educational Game Development Market

$1.1 Billion
Spending to develop ed games, primarily to game studios

CAGR 31%

$350 Million
Spending on digital tools & platforms to make ed games

$40 Million
Spending on tools & platforms to create 2D & 3D games for K12
Beachhead Market Segment

Competitor Analysis


Optimized For Education
Current EdTech Solutions
Kahoot!
Quizlet
MINECRAFT EDUCATION EDITION
PurposeGames
Creates High Quality Games
Technical Ease
7G
unity
O3DE
CONSTRUCT 3
GameSalad
UNREAL ENGINE
GODOT
Leading Game Engines
Allows to Distribute & Monetize
Low-Code Game Dev Platforms

WordPress for Educational Games

Game Design Template



7Gen Blocks - Select Your Block
SELECT IN ANY ORDER
Standard
Block Type
Narrative and Setting

Select And Modify Blocks



7Gen Blocks - Make this Your Block
ACCEPT
EDIT

Finished Game



Kids Who Played Our Games Had **Better** Learning Outcomes.



30%

Improvement in 10 Weeks

3x

Growth Over Control Group

7 Generation Games has been **awarded $2.3 Million in non-dilutive** R&D grants.

Funders

USDA

NSF

NIH
National Institutes of Health

START-UP CHILE

California STEP
California Small Business Export Program

We've earned the following **awards and recognition.**

CreditDonkey™ BEST VIDEO GAME

TOP 50 Apps for kids 2017

MINNEINNO FIRE AWARDS

MINNE INNO BLAZER Awards

Boom StartUp

HOMESCHOOL.COM BACK TO Homeschool AWARD 2017

TOP 100 2017 EDUCATIONAL WEBSITES

Shark TANK WINNERS

Start on Android by Google

PARENT AND TEACHER CHOICE AWARD WINNER

ED GAMES EXPO

GIST CATALYST

TECH.CO Top 50 Startups

Goldman Sachs 10,000 small businesses

corporatevision Small Business Awards

Founders



MARIA BURNS ORTIZ
CEO

New York Times BESTSELLER
40 Under 40
Forbes NEXT 1000
ESPN.COM



DR. ANNMARIA DE MARS, PH.D.
President

UCR
NATIONAL UNIVERSITY
AARP PURPOSE PRIZE



DENNIS DE MARS
CTO

Raytheon
UCLA
BESTSELLER



Everything Done In-House

Offices in Minneapolis & L.A.

Core Team: 11

- 90% Latino/BIPOC
- 55% female

To date, **7 Gen Blocks technology** has been used to create **20 educational games.**

Examples of Custom Games


THUNDER VALLEY
NATIVE YOUTH
ON THE MOVE
MAKING CAMP
LAKOTA


Disaster
Deduction
Detectives
LEGENDS OF LEARNING


MATH
DAKOTA
UPPER SIOUX COMMUNITY


CROSS
ROADS
A GAME OF CHOICES
Strong Mind
Strong Body
FOUNDATION

Our initial **target customers** are organizations that want to develop educational games using their content.

K12 Publishers

Learning Materials Producers

Culturally Reflective Curriculum Orgs

Revenue

Company Revenue in 2020: **$200,000**

Company Revenue in 2021: **$585,000**

Projected Revenue in 2022: **$850,000**

Booked 2022 Revenue through Q1: **$430,000**

Diligence

Sourced, chosen and vetted by **Wharton Impact Venture Associates.**

WIVA conducted due diligence.

Unanimous WIVA board approval.

Pipeline

Current Pipeline Value: $1.4 Million

Anticipated Close Rate: 40%

7 Gen Blocks **Business Model**

CUSTOM DEVELOPMENT

We use Blocks to make games for you.

- Per Game
  $10K-$250K+

ENTERPRISE LICENSING

You make your own games using Blocks.

- Per Project
  $20K-30K
- Annual Subscription
  $60K
  - Custom Template
    $100K+

Financial History & Projections



K12 Sales
Custom Dev
7 Gen Block Licensing
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2020
2021
2022
2023
2024
2025

Raising
$1 Million

Pre-Money Valuation: $7 Million

ANTICIPATED USE OF FUNDS


Accelerate Development
Grow Pipeline
UX/UI
Support


7Generation Games
YOLO

Maria Burns Ortiz, maria@7generationgames.com